EXHIBIT 99.1

Yamana Gold Announces Creation of Executive Chairman Role and Appointment of New President and Chief Executive Officer

TORONTO, Ontario, Aug. 08, 2018 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) is pleased to announce the promotion of Daniel Racine to President and Chief Executive Officer (“CEO”), from his current role as Executive Vice President, Chief Operating Officer.  Peter Marrone, the Company’s Chairman and CEO, is assuming a newly created role as Executive Chairman, and will continue to serve as Chairman of Yamana’s Board of Directors.

Mr. Marrone will be accountable to the Board of Directors and serve as a liaison between the Board of Directors and management, through the President and CEO.  Mr. Marrone will continue to drive Yamana’s strategic vision, focusing on the initiatives to optimize capital deployment, return measures, the sustainability of cash flows, and the evaluation of strategic alternatives to maximize the value of the Company’s assets, including the substantial non-producing portion of the portfolio, for shareholders.

Mr. Marrone will also serve as a guide, and mentor, to the President and CEO and, through the President and CEO, to management of the Company more generally.  Mr. Marrone is the founder of the Company and has been responsible for its activities and development in his role as Chairman and CEO.

The creation of an Executive Chairman role is consistent with the Company’s ongoing review of management effectiveness and succession planning.  The separation of the Chairman and CEO roles has been enabled by several years of progressive steps where management strength and the management construct have been enhanced, the balance sheet bolstered, and the Company’s mines and projects have performed well, including the newly commissioned high-grade Cerro Moro mine. The new construct provides a continuity in approach, builds on the strong foundation in place, while leveraging the expertise of both Mr. Marrone and Mr. Racine.

“We are delighted to report on our succession plan for the senior most roles of the Company pursuant to which Daniel succeeds me in the role of CEO and takes on the formal role of President and CEO,” said Peter Marrone, who now takes on the role of Executive Chairman.  “Our Board of Directors sees this appointment as a natural evolution of his roles over the last several years.  Daniel has shown tremendous leadership and his co-operative approach has been a key to the Company’s recent strong performance.”  Mr. Marrone continued, “In my role as Executive Chairman, I look forward to continuing to assist the Company in many initiatives and efforts to deliver value for our shareholders and other stakeholders.”

Mr. Racine has been with the Company since 2014 and, most recently, was the Executive Vice President, Chief Operating Officer of the Company, responsible for overseeing Yamana’s operations and development stage projects.  In his capacity as President and CEO, Mr. Racine will be responsible for the business of the Company with all executive offices reporting directly to him.  In turn, the President and CEO will report directly to the Executive Chairman of the Company.  Mr. Racine will work with the Executive Chairman in the formulation of strategy, be responsible for managing the business and be accountable for the management, prepare the business plan for the Company and ensure the Company adheres to that plan.

Commented Daniel Racine, President and Chief Executive Officer: “In joining this Company in 2014, I recognized the opportunities in assets and people.  Considerable efforts have been made to improve the quality of managers and management of the Company and oversight by the Board of Directors in the last several years.  These changes have helped improve the resilience of our Company, deliver predictable operational performance, successfully develop Cerro Moro and establish a culture that champions health, safety and sustainable development more effectively.

“Peter has been instrumental in driving these changes and with them, much of the heavy lifting to position Yamana Gold for the future and next phase in its evolution have been completed.  Our operations are performing well, as evidenced by our performance through the first half of 2018 and that strong performance continued through July.  Cerro Moro is producing at a monthly rate that is in line with our plans and our other operations continue to perform.  We are well in excess of production plans so far this year and are trending very favourably toward annual guidance for all gold, silver and copper.

“When I was called to step into the role of President and CEO as part of the Company’s senior management succession plan, it was natural for me to accept.  We have accomplished so much in the past few years and I am confident we have more potential to unlock from our portfolio.  I look forward to working with our management, Peter and the Board of Directors to deliver further value to our stakeholders.”

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through existing operating mine expansions and optimization initiatives, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations and Corporate Communications
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s optimization and expansion plans, strategy, other plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the changes in its management structure, the production and exploration, the impact of declaring commercial production, development and expansion plans at the Company's projects being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration or laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, and the Argentine peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in Mineral Resources and Mineral Reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.